CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022 AND 2021

AUSTIN GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in Canadian dollars

	Note	September 30, 2022	December 31, 2021
		(Unaudited)
		$	$
ASSETS
Current assets
Cash and cash equivalents		573,693	1,387,670
Term deposits		17,278,368	-
Taxes receivable		32,820	11,430
Prepaid expenses		301,277	4,719
		18,186,158	1,403,819

Non-current assets
Marketable securities	3	44,621	249,562
Restricted cash		20,133	-
Exploration and evaluation ("E&E") assets	4	2,876,648	1,632,043
Property, plant and equipment		1,771	2,285
		2,943,173	1,883,890
Total assets		21,129,331	3,287,709

LIABILITIES
Current liabilities
Amounts payable and accrued liabilities	7, 8	414,481	77,048
Derivative liability	5c	19,223	-
		433,704	77,048

SHAREHOLDERS' EQUITY
Share capital	5a	21,236,532	3,689,258
Other reserves	5b	2,100,550	2,100,550
Accumulated other comprehensive income (loss) ("AOCI")		109,453	(6,119)
Deficit		(2,750,908)	(2,573,028)
		20,695,627	3,210,661

Total liabilities and shareholders' equity		21,129,331	3,287,709
Nature of operations	1
Commitments	6
Subsequent events	10

Approved on behalf of the Board of Directors:

"Benjamin D. Leboe"	"Joseph J. Ovsenek"
Benjamin D. Leboe	Joseph J. Ovsenek
Chair of the Audit Committee	Executive Chairman and Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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AUSTIN GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS) Unaudited – Expressed in Canadian dollars, except for share data

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
		$	$	$	$
Expenses
Consulting and management fees		164,016	4,163	648,435	17,910
Professional fees		43,214	71,370	255,641	197,069
Insurance		124,453	2,804	212,606	6,469
Marketing		153,835	503	159,368	2,818
Listing and filing fees		2,257	235	130,274	235
Investor relations		8,880	835	26,132	1,010
General and administrative		2,472	929	7,970	5,986
Travel expenses		7,845	-	7,845	-
Depreciation		172	245	514	735
Operating loss		(507,144)	(81,084)	(1,448,785)	(232,232)

Unrealized loss on marketable securities	3	(66,933)	(93,654)	(204,941)	(146,279)
Realized gain on marketable securities	3	-	7,265	-	8,075
Interest and finance income		103,098	-	149,858	-
Gain on change in fair value of derivative liability	5c	80,076	-	287,791	-
Foreign exchange gain (loss)		1,045,296	5,350	1,038,197	(9,555)
Net earnings (loss) for the period		654,393	(162,123)	(177,880)	(379,991)

Other comprehensive income (loss)
Items that may be subsequently reclassified to earnings or loss:
Currency translation adjustments		98,710	18,682	115,572	6,008
Comprehensive income (loss) for the period		753,103	(143,441)	(62,308)	(373,983)

Earnings (loss) per share
Basic and diluted		$0.05	$(0.02)	$(0.02)	$(0.04)
Weighted average number of common shares outstanding
Basic and diluted		13,271,750	9,517,000	11,552,542	9,516,412

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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AUSTIN GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Unaudited – Expressed in Canadian dollars, except for share data

	Note	Number of shares	Share capital	Other reserves	AOCI	Deficit	Total
			$	$	$	$	$

Balance - December 31, 2020		9,512,000	3,674,258	2,100,550	(12,203)	(2,070,249)	3,692,356

Shares issued for property option payments	4d	5,000	15,000	-	-	-	15,000
Currency translation adjustments		-	-	-	6,008	-	6,008
Loss for the period		-	-	-	-	(379,991)	(379,991)
Balance - September 30, 2021		9,517,000	3,689,258	2,100,550	(6,195)	(2,450,240)	3,333,373

Balance - December 31, 2021		9,517,000	3,689,258	2,100,550	(6,119)	(2,573,028)	3,210,661

Shares issued pursuant to initial public offering ("IPO")	5a	3,754,750	19,356,487	-	-	-	19,356,487
Share issuance costs		-	(1,809,213)	-	-	-	(1,809,213)
Currency translation adjustments		-	-	-	115,572	-	115,572
Loss for the period		-	-	-	-	(177,880)	(177,880)
Balance - September 30, 2022		13,271,750	21,236,532	2,100,550	109,453	(2,750,908)	20,695,627

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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AUSTIN GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited – Expressed in Canadian dollars

		Nine months ended
	Note	September 30, 2022	September 30, 2021
		$	$
Cash flows used in operating activities
Net loss for the period		(177,880)	(379,991)
Items not affecting cash:
Depreciation		514	735
Gain on change in fair value of derivative liability		(287,791)	-
Interest and finance income		(149,858)	-
Realized loss on marketable securities	3	-	(8,075)
Unrealized foreign exchange gain		(1,095,587)	(5,677)
Unrealized loss on marketable securities	3	204,941	146,279
Changes in non-cash working capital:
Taxes receivable		(21,287)	(6,279)
Prepaid expenses		(296,507)	(7,217)
Accounts payable and accrued liabilities		59,661	(11,323)
Net cash used in operating activities		(1,763,794)	(271,548)

Cash flows used in investing activities
Expenditures on E&E assets		(872,992)	(524,270)
Interest received		8,108	-
Proceeds from sale of marketable securities	3	-	48,425
Purchase of term deposits		(16,036,250)	-
Restricted cash		(19,263)	-
Net cash used in investing activities		(16,920,397)	(475,845)

Cash flows generated by financing activities
Proceeds from IPO	5a	19,356,487	-
Share issuance costs	5a	(1,502,199)	-
Net cash generated by financing activities		17,854,288	-
Decrease in cash and cash equivalents for the period		(829,903)	(747,393)
Cash and cash equivalents - beginning of period		1,387,670	2,421,796
Effect of foreign exchange rate changes on cash and cash equivalents		15,296
Cash and cash equivalents - end of period		573,693	1,674,403

Non-cash investing and financing activity:
Common shares issued for E&E assets		-	15,000

Cash and cash equivalents consist of:
Cash		573,693	2,421,796
Term deposits less than three months		-	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

1. NATURE OF OPERATIONS

(a) Nature of operations

Austin Gold Corp. together with its subsidiary, Austin American Corporation ("Austin NV") (collectively referred to as the "Company"), is focused on the exploration of mineral property interests in the southwestern-Great Basin area of the United States of America ("USA").

The Company was incorporated on April 21, 2020, in British Columbia ("BC"), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol "AUST". The Company's registered office is 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company has not yet determined whether its E&E assets contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for E&E assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

(b) Going concern assumption

These condensed interim consolidated financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not generated revenue or cash flows from its operations to date. As at September 30, 2022, the Company has an accumulated deficit of $2,750,908 since inception and has a working capital (current assets less current liabilities) surplus of $17,752,454 (December 31, 2021 - $1,326,771). The operations of the Company have primarily been funded by the issuance of common shares. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management estimates its current working capital will be sufficient to fund its current level of activities for the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

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AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

2. SIGNIFICANT ACCOUNTING POLICIES, continued

The Company's significant accounting policies applied in these condensed interim consolidated financial statements are the same as those disclosed in note 2 of the Company's annual consolidated financial statements as at and for the years ended December 31, 2021 and 2020. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent audited annual consolidated financial statements.

The functional currency of the parent company is the Canadian dollar ("CAD") and the functional currency of the Company's subsidiary is the United States dollar ("USD" or "US$"). The presentation currency of these condensed interim consolidated financial statements is CAD.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 8, 2022.

(b) Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Key accounting policy judgments include:

  The assessment of the Company's ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to note 1b); and
  The application of the Company's accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management assessed impairment indicators for the Company's exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2022.

Key sources of material estimation uncertainty include:

  The determination of the fair value of warrants held as marketable securities by the Company (refer to note 3);
  The determination of the fair value of underwriter warrants issued by the Company as part of the IPO (refer to note 5c); and
  The determination of the fair value of the shares of the Company for the calculation of the share-based compensation.

Page | 7

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

3. MARKETABLE SECURITIES

The Company holds all marketable securities in an account with a Canadian broker.

On July 7, 2020, the Company participated in a private placement with Nevada Exploration Inc. ("NGE") purchasing 2,500,000 units at $0.20 per unit for a cost of $500,000. Each unit consists of one share and one half of one warrant, with each whole warrant entitling the Company to acquire one share at a price of $0.50 per whole warrant for a period of 30 months following closing; provided that if either (or both) of the volume weighted average price or the closing price (or closing bid price on days when there are no trades) of the common shares of NGE traded (or quoted) on the TSX Venture Exchange ("TSX-V") is greater than $0.90 per share for 10 consecutive trading days, then NGE shall have the right to accelerate the warrant expiry date to the 30th day after the date on which NGE gives notice to the Company in accordance with the certificates representing the warrants.

As at September 30, 2022, the estimated fair value of the 2,231,000 shares (December 31, 2021 - 2,231,000) held by the Company was $44,620 (December 31, 2021 - $245,410) determined using the closing price on the TSX-V.

As at September 30, 2022, the estimated fair value of the 1,250,000 warrants was $1 (December 31, 2021 - $4,152) determined using the Black-Scholes pricing model with the following assumptions:

	September 30, 2022	December 31, 2021
Share price	$0.02	$0.11
Exercise price	$0.50	$0.50
Volatility	84.5%	87.0%
Risk free interest rate	2.75%	0.25%
Expected life	0.27 years	1.02 years
Expected dividend yield	$nil	$nil

For the nine months ended September 30, 2022, the Company recognized an unrealized loss on marketable securities of $204,941 (2021 - $146,279) and a realized gain on the sale of marketable securities of nil (2021 - $8,075) which were recorded in the statement of earnings (loss).

Page | 8

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

4. E&E ASSETS

	Kelly Creek	Fourmile Basin	Lone Mountain	Miller Project	Stockade Property	Total
	$	$	$	$	$	$
Balance - December 31, 2020	295,145	441,387	138,839	-	-	875,371

Expenditures:
Acquisition costs*	63,000	43,412	37,800	78,300	-	222,512
Consulting	827	27,004	9,152	2,660	-	39,643
Field work	-	2,337	-	-	-	2,337
Finders' fees	-	-	-	12,630	-	12,630
Geophysics	-	-	-	4,016	-	4,016
Mapping	-	351	230	7,302	-	7,883
Mining rights and claim fees	120,907	69,309	101,266	145,189	-	436,671
Technical reports	1,426	7,759	14,287	-	-	23,472
Travel	-	6,130	-	-	-	6,130
Total exploration costs	186,160	156,302	162,735	250,097	-	755,294
Movement in foreign exchange	32	-	461	885	-	1,378
Balance - December 31, 2021	481,337	597,689	302,035	250,982	-	1,632,043

Expenditures:
Acquisition costs*	39,168	19,392	-	31,655	19,152	109,367
Assays	32,058	-	-	-	-	32,058
Consulting	22,875	40,664	1,714	3,411	16,423	85,087
Drilling	421,654	-	-	-	-	421,654
Field supplies	2,770	-	-	-	-	2,770
Field work	1,915	-	-	-	2,938	4,853
Finders' fees	-	-	-	12,859	-	12,859
Geophysics	1,646	-	-	599	-	2,245
Mapping	3,830	-	-	6,650	-	10,480
Mining rights and claim fees	125,293	71,409	104,931	64,952	58,316	424,901
Travel	8,732	-	-	-	739	9,471
Total exploration costs	659,941	131,465	106,645	120,126	97,568	1,115,745
Movement in foreign exchange	69,742	-	27,188	26,612	5,318	128,860
Balance - September 30, 2022	1,211,020	729,154	435,868	397,720	102,886	2,876,648

*Acquisition costs includes pre-production payments, lease payments and advanced royalty payments

a. Kelly Creek Project, Humboldt County, Nevada, USA

The Company has entered into an agreement with Pediment Gold LLC ("Pediment"), a subsidiary of NGE, for an option for the Company to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

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AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

4. E&E ASSETS, continued

The Company may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

September 1, 2021	$nil	Complete
June 1, 2022	$nil	Complete
September 1, 2022	$750,000*	Complete
June 1, 2023	$1,000,000	In progress
June 1, 2024	$1,500,000	In progress
June 1, 2025	$1,500,000	In progress

*$400,000 of which must be spent on geophysics, geochemistry, drilling, or other mutually agreed program.

During the earn-in period, the Company will be the operator of the project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

The Company has the option to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the "Additional Option") by incurring additional yearly expenditures in the amount of $1,500,000 before each of June 1, 2026, June 1, 2027, and June 1, 2028, and by delivering a prefeasibility study prior to June 1, 2029. At Pediment's election, which must be made within 120 days of the approval by the joint venture of a feasibility study, the Company will be obligated to provide NGE's portion of any debt financing or arrange for third party financing of NGE's portion of any debt financing required to construct a mine on the project in consideration for the transfer by Pediment to Austin NV of a 5% interest in the Joint Venture. If a party is diluted to a 10% interest in the Joint Venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments required by the Company in two underlying agreements within the Kelly Creek Project including: (i) the Genesis agreement and (ii) the Hot Pot agreement.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for US$1,500,000 (as adjusted for inflation), subject to a 1.50% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	US$20,000	Paid
October 1, 2021	US$20,000	Paid
October 1, 2022	US$20,000	Paid*
October 1, 2023 and annually thereafter	US$50,000**

*Paid subsequent to September 30, 2022.

**In accordance with the terms of the agreement, the amount will be adjusted for inflation.

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for US$750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

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AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

4. E&E ASSETS, continued

The Hot Pot lease is subject to the annual payment of US$30,000 due on September 16th each year (2021 and 2022 - paid). Under the Hot Pot agreement, any mineral production on the project is subject to a 3.00% net smelter return royalty to the property owner, subject to the Joint Venture's right to reduce the royalty from 3.00% to 2.00% for US$2,000,000.

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

b. Fourmile Basin Property, Nye County, Nevada, USA

The Company has entered into a mineral lease agreement ("Fourmile Mineral Lease") with La Cuesta International, Inc. ("LCI") for exploration and mining rights and access to their mineral claims.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from June 18, 2020. The lease may be extended up to 50 years if the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years if active mining operations are on the premises, in which case, the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Pursuant to the Fourmile Mineral Lease, the Company must make the following pre-production payments:

June 18, 2020	US$25,000 cash	Paid
	33,333 common shares	Issued
December 18, 2020	US$5,000	Paid
June 18, 2021	US$10,000	Paid
December 18, 2021	US$10,000	Paid
June 18, 2022	US$15,000	Paid
December 18, 2022 and every 6 months thereafter	US$20,000

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

The Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from date of agreement	US$30,000	Complete
Year 2 to Year 3 from date of agreement	US$50,000	In progress

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Page | 11

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

4. E&E ASSETS, continued

The Company must pay a production royalty of 2.00% of the net smelter returns for claims owned 100% by LCI and 0.50% of the net smelter returns for third-party claims and/or fee lands acquired within LCI's area of influence. Payments to LCI totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI's royalties by 50% to 1.00% and 0.25% respectively. Production royalties shall be paid quarterly and will be the greater of a) US$25,000 per quarter or b) the production royalty payable in accordance with the net smelter return royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, the Company must also fulfill certain obligations to NexGen Mining Incorporated ("NexGen") who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement (the "NexGen Lease"), the Company must incur the following expenditures:

October 24, 2020	US$5,000	Complete
October 24, 2021	US$10,000	Complete
October 24, 2022	US$15,000	Complete
October 24, 2023	US$20,000	In progress
October 24, 2024 and every year thereafter	US$20,000	In progress

In the event any single year's work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitment.

In addition to the work commitment expenses, the Company must make the following cash advanced royalty payments to NexGen:

October 24, 2020	US$10,000	Paid
October 24, 2021	US$15,000	Paid
October 24, 2022	US$20,000	Paid*
October 24, 2023 and every year thereafter	US$25,000

*Paid subsequent to September 30, 2022.

The Company must also pay NexGen a 2.00% net smelter return royalty and the Company has a royalty buy down under which the Company may purchase NexGen's 2.00% net smelter return royalty. The purchase price is US$250,000 for the first 1.00%, and US$500,000 for the remaining 1.00% of the total net smelter return royalty reserved to NexGen.

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AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

4. E&E ASSETS, continued

c. Lone Mountain Project, Elko County, Nevada, USA

The Company has entered into a lease agreement with option to purchase the Lone Mountain Project with NAMMCO for a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3.00% net smelter return royalty on the Lone Mountain Project. At any time, the Company can buy one-half percentage point of the royalty for US$2,000,000, reducing the royalty from 3.00% to 2.50%.

The Company will have the option to purchase the entire interest in the Lone Mountain Project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 500,000 ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner US$2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

On August 3, 2022, the Company amended the lease agreement with NAMMCO, releasing its rights to the six patented lode mining claims and amending the pre-production payments and work commitments. Pursuant to the amended agreement, the Company must make the following pre-production payments to NAMMCO:

Signing of the lease	US$80,000	Paid
November 1, 2021	US$30,000	Paid
November 1, 2022	US$20,000	Paid*
November 1, 2023	US$20,000
November 1, 2024	US$30,000
November 1, 2025 and each year thereafter	US$30,000**

*Paid subsequent to September 30, 2022.

** Pre-production payments increase by US$10,000 each year after November 1, 2025 to a maximum of US$200,000.

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

The Company is required to pay the annual claim maintenance fees and under the amended lease agreement, fulfill the following annual work commitments on the Lone Mountain project:

September 1, 2022	US$nil	Complete
September 1, 2023	US$nil	Complete
September 1, 2024	US$150,000	In progress
September 1, 2025	US$250,000	In progress
September 1, 2026	US$300,000	In progress
September 1, 2027	US$300,000	In progress
September 1, 2028	US$400,000	In progress
September 1, 2029	US$400,000	In progress

Page | 13

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

4. E&E ASSETS, continued

The work commitment terminates when US$1,800,000 has been expended on the property.

d. Miller Project, Elko County, Nevada, USA

The Company has entered into a lease with option to purchase mining claims agreement with Shea Clark Smith and Gregory B. Maynard ("Smith and Maynard") for a term of 35 years with the following work commitments:

  a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company's shares are listed on a stock exchange in either Canada or the United States (the "Listing Date"); and
  a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company's discretion.

Smith and Maynard will retain a 2.00% net smelter return royalty on production from within an area of influence around the Miller Project. 1.00% of the net smelter return royalty can be purchased by the Company for US$2,000,000 reducing the royalty to 1.00%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.50% net smelter return royalty.

The Company is also required to make the following annual lease payments:

Signing of the lease	US$50,000	Paid
	5,000 common shares	Issued
February 1, 2022	US$25,000	Paid
February 1, 2023	US$25,000
February 1, 2024 and each year thereafter	US$30,000*

* Lease payments of US$30,000 are required every year after February 1, 2024 until a total of US$500,000 has been paid.

Pursuant to the agreement, the Company will also be responsible for paying the annual claim maintenance fees and has staked additional claims to close gaps among the existing claim groups. The Company has the option to purchase the Miller lease outright at any time for US$500,000 in which case the amount shall be reduced by the cumulative total of the lease payments previously paid.

The Miller Project was recommended to the Company by Bull Mountain Resources, LLC ("BMR"). As a result, the Company is required to make agent payments in accordance with the introductory agent agreement as described in note 6.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company has filed the required documentation with the Bureau of Land Management ("BLM") and county officials as required, there is currently a dispute regarding ownership of 134 newly staked claims and 36 original claims. Management has been monitoring the BLM and county registration sites to confirm whether property maintenance fees were paid on the disputed claims by the contending party.

Page | 14

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

4. E&E ASSETS, continued

The Company believes it is probable that a future economic benefit will flow to the Company from this property. As at September 30, 2022, the carrying value of the Miller Project is $397,720.

e. Stockade Mountain Property, Malheur County, Oregon, USA

On May 16, 2022, the Company entered into a mineral lease and option agreement with BMR to lease a 100% interest in the Stockade Mountain Property located in Malheur County, Oregon.

Under the terms of the agreement, the Stockade Lease is for a primary term of 35 years, with no extension past 50 years unless active mining operations are then continuing on the property. The following work commitments are required under the agreement:

May 16, 2023	US$30,000	In progress
May 16, 2024	2,000 meters of drilling	In progress

BMR will retain a 2.00% net smelter return royalty on claims owned 100% by BMR, and a 0.25% net smelter return royalty for third-party claims acquired within an area of influence around the Stockade Mountain Property. Payments to BMR totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce BMR's royalties on wholly owned claims by 50% from 2.00% down to 1.00%.

The Company is also required to make the following pre-production payments:

May 16, 2022	US$15,000	Paid
November 16, 2022	US$10,000
May 16, 2023	US$10,000
November 16, 2023	US$15,000
May 16, 2024	US$15,000
November 16, 2024 and every 6 months thereafter	US$25,000

Each cash pre-production payment shall be credited against the future production royalties as an advance royalty.

5. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At September 30, 2022, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On May 6, 2022, the Company issued 3,754,750 shares at US$4.00 pursuant to the closing of the Company's IPO for gross proceeds of $19,356,487 (US$15,019,000). Total share issuance costs were $1,809,213 (US$1,165,580). The Company also issued 262,833 underwriter warrants relating to the IPO (refer to note 5c).

Page | 15

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

5. SHARE CAPITAL AND OTHER RESERVES, continued

(b) Stock options

The Company has adopted a stock option plan (the "Plan") for its employees, directors, officers, and consultants. The Plan provides for the issuance of options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors of the Company.

	Number of stock options	Weighted average exercise price
		$
Outstanding, December 31, 2021	716,663	3.00
Expired	(83,333)	3.00
Outstanding, September 30, 2022	633,330	3.00

At September 30, 2022, the following stock options were outstanding and exercisable:

Number of stock options	Exercise price per share	Expiry date
	$	$
633,330	3.00	December 2030

Number of stock options	September 30, 2022
Weighted average exercise price for exercisable options	$3.00
Weighted average share price for options exercised	-
Weighted average years to expiry for exercisable options	8.18 years

(c) Warrants

On May 6, 2022, the Company issued 262,833 warrants to the underwriters in connection with the IPO. The warrants are exercisable at a price of US$4.40 for a period commencing November 2, 2022 and expiring on November 6, 2023. At May 6, 2022, the underwriter warrants were valued at $307,014 using the Black-Scholes pricing model and were recorded as a share issuance cost and derivative liability.

As at September 30, 2022, the warrants were fair valued at $19,223 resulting in a gain on change in fair value of derivative liability of $287,791 which was recorded in the statement of earnings (loss).

The following are the assumptions used to estimate the fair value of the underwriter warrants issued using the Black-Scholes model.

Page | 16

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

5. SHARE CAPITAL AND OTHER RESERVES, continued

	September 30, 2022	May 6, 2022
Share price	US$0.98	US$2.96
Exercise price	US$4.40	US$4.40
Volatility	92.9%	88.7%
Risk free interest rate	3.85%	2.69%
Expected life	1.1 years	1.5 years
Expected dividend yield	$nil	$nil

At September 30, 2022, the Company had the following warrants outstanding:

	Number of warrants	Weighted average exercise price
		US$
Outstanding, December 31, 2021	-	-
Issued	262,833	4.40
Outstanding, September 30, 2022	262,833	4.40

Number of warrants	September 30, 2022
Weighted average exercise price for exercisable warrants	US$4.40
Weighted average share price for warrants exercised	-
Weighted average years to expiry for exercisable warrants	1.1 years

6. COMMITMENTS

Introductory Agent Agreement

The Company executed an introductory agent agreement with BMR (the "BMR Agreement"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	US$5,000
6 months after acquisition	US$5,000
12 months after acquisition	US$5,000
18 months after acquisition	US$5,000
24 months after acquisition	US$7,500
30 months after acquisition	US$7,500
36 months after acquisition	US$10,000
42 months after acquisition	US$10,000
48 months after acquisition	US$15,000
Every 6 months thereafter	US$15,000

Page | 17

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

6. COMMITMENTS, continued

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.50% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company, under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

7. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company's directors and officers, including its President, Corporate Secretary and Chief Financial Officer.

Directors and key management compensation:

	For the nine months ended
	September 30, 2022	September 30, 2021
	$	$
Management and consulting fees(i)	587,200	4,500
Directors' fees	32,897	-
	620,097	4,500

(i) Management and consulting fees are compensation paid to officers of the Company.

For the nine months ended September 30, 2022, the Company's President and Corporate Secretary incurred $52,771 of administration expenses on behalf of the Company. As at September 30, 2022, accounts payable and accrued liabilities include $34,859 (December 31, 2021 - $nil) related to these expenditures which were incurred in the normal course of business.

For the nine months ended September 30, 2022, the Company incurred management and consulting fees and directors' fees of $620,097 payable to independent directors and officers of the Company. As at September 30, 2022, accounts payable and accrued liabilities include $72,897 (December 31, 2021 - $nil) related to these expenditures.

The Company participated in a private placement and letter of intent with NGE. The Company entered into a joint venture agreement on the Kelly Creek Project with Pediment, a subsidiary of NGE. The President of the Company served as the non-executive chairman and director of NGE until October 1, 2022. At September 30, 2022 the Corporate Secretary and a director of the Company were directors of NGE.

8. FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

Page | 18

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

8. FINANCIAL INSTRUMENT RISK, continued

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the statement of earnings (loss). The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, term deposits and accounts payable and accrued liabilities held in the parent entity which are denominated in USD.

The impact on pre-tax earnings (loss) of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in USD, as of September 30, 2022, with all other variables held constant, would be $1,718,784 (December 31, 2021 - $2,535).

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and term deposits. The Company's current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and term deposits mature impact interest and finance income earned.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and term deposits with high-credit quality financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

Page | 19

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

8. FINANCIAL INSTRUMENT RISK, continued

Contractual undiscounted cash flow requirements for contractual obligations as at September 30, 2022 are as follows:

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years	Within 3 years
	$	$	$	$	$
Accounts payable and accrued liabilities	414,481	414,481	414,481	-	-
Balance - September 30, 2022	414,481	414,481	414,481	-	-

(d) Fair value estimation

The Company's financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The Company's financial instruments consisting of cash and cash equivalents, term deposits, restricted cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments. Marketable securities and derivative liability are fair valued at each reporting period using NGE's share price on the TSX-V and assumptions used in the Black-Scholes pricing model.

The following financial instruments are recorded at fair value as of September 30, 2022:

	Fair value measurements using
	Level 1	Level 2	Level 3	Balance
	$	$	$	$
Financial assets
Cash and cash equivalents	573,693	-	-	573,693
Term deposits	17,278,368	-	-	17,278,368
Marketable securities	44,620	-	1	44,621
Restricted cash	20,133	-	-	20,133
Financial liabilities
Accounts payable and accrued liabilities	414,481	-	-	414,481
Derivative liability	19,223	-	-	19,223

Page | 20

AUSTIN GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
Expressed in Canadian dollars, except for share data and as otherwise noted

9. SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral properties. The Company's E&E assets are all located in the USA.

10. SUBSEQUENT EVENTS

Subsequent to quarter-end, on October 27, 2022, the Company granted stock options to directors, officers and consultants of the Company to purchase an aggregate of 460,003 common shares in the capital of the Company at an exercise price of US$0.9161 per share, which expire on October 27, 2027.

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